AVINO SILVER & GOLD MINES LTD. #400, 455 Granville Street Vancouver, BC V6C 1T1 Ph: (604)
682-3701 Fax: (604) 682-3600

June 14, 2001

NEWS RELEASE

Avino Silver & Gold Mines Ltd. announced today that the Company has negotiated a shares for debt settlement with several creditors. The Company will issue approximately 885,760 shares in settlement of $336,589 of debt. The transaction is subject to CDNX approval.

ON BEHALF OF THE BOARD:

Signed:

“Louis Wolfin”
President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.